Exhibit 21.1

Subsidiaries of the Registrant

Name of Company	Place of Incorporation
Full Art International Limited	Hong Kong
Zhuhai King Glass Engineering Co., Ltd.	PRC
Zhuhai King General Glass Engineering Technology Co., Ltd.	PRC
King General Engineering (HK) Limited	Hong Kong
KGE Building System Limited	Hong Kong
KGE Australia Pty Limited	Australia
Zhuhai Xiangzhou District Career Training School	PRC
Techwell Engineering Limited	Hong Kong
Techwell International Limited	Macau
Techwell Building System (Shenzhen) Co., Ltd.	PRC
CAE Building Systems, Inc.	USA
China Architectural Engineering (Shenzhen) Co., Ltd.	PRC
CAE Building Systems (Singapore) Pte Ltd	Singapore
New Crown Technology Limited	Hong Kong
Shanghai ConnGame Network Ltd.	PRC